EXHIBIT 12.1

SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES

COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

FOR THE YEAR ENDED DECEMBER 31, 2009

AND THE NINE MONTHS ENDED SEPTEMBER 30, 2010

(Dollars in thousands)

	Year Ended December 31, 2009	9 Months Ended September 30, 2010
Earnings:
Net income	7,993	5,994
Add:
Fixed charges	30,280	22,710

Earnings, as adjusted (A)	38,273	28,704

Fixed charges:
Interest expensed and capitalized	30,269	22,702
Amortized premiums, discounts and capitalized expenses related to indebtedness	(14)	(11)
Estimate of interest within rental expense	25	19

Fixed charges, as adjusted (B)	30,280	22,710

Ratio of earnings to fixed charges ((A) divided by (B)):	1.26x	1.26x